Exhibit 99.1

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

TERRY and GEORGIA BROWN, on	)
behalf of themselves and all others	)
similarly situated,	)
)
Plaintiffs,	)	Civil Action No.
)
v.	)
)
CECO ENVIRONMENTAL CORP., TOP	)
GEAR ACQUISITION INC., TOP GEAR	)
ACQUISITION II LLC, PETER J.	)
BURLAGE, CHARLES M. GILLMAN,	)
KENNETH R. HANKS, ROBERT	)
MCCASHIN, R. CLAYTON MULFORD,	)
KENNETH H. SHUBIN STEIN, and	)
HOWARD G. WESTERMAN, JR.,	)
)
Defendants.	)

VERIFIED CLASS ACTION COMPLAINT

Plaintiffs Terry Brown and Georgia Brown (collectively, “Plaintiffs”), by their attorneys, on behalf of themselves and those similarly situated, file this action against the defendants and allege upon information and belief, except for those allegations that pertain to them, which are alleged upon personal knowledge, as follows:

NATURE OF THE ACTION

1. Plaintiffs bring this shareholder class action on behalf of themselves and all other public shareholders of PMFG, Inc. (“PMFG” or the “Company”) against PMFG’s Board of Directors (the “Board” or the “Individual Defendants”), CECO Environmental Corp. (“CECO”), Top Gear Acquisition Inc. (“Merger Sub I”), and Top Gear Acquisition II LLC (“Merger Sub II”) (collectively referred to as “Defendants”), challenging a stock and cash transaction by which CECO will acquire each issued and outstanding share of PMFG for $6.85 per share (the “Proposed Transaction” or “Merger”). Both companies’ boards of directors have approved the deal.

2. Pursuant to the terms of the definitive Agreement and Plan of Merger entered into by and among PMFG and CECO on May 3, 2015 (the “Merger Agreement”), CECO will acquire all of the outstanding shares of PMFG common stock for cash and stock valued at $6.85 per share (approximately $150 million equity value or $130 million enterprise value). PMFG’s shareholders may elect to exchange each share of PMFG common stock for either $6.85 in cash or shares of CECO common stock having an equivalent value based on the volume weighted average trading price of CECO common stock for the 15-trading day period ending on the trading day immediately preceding the closing of the Merger, subject to a collar.1 Elections are subject to proration such that PMFG’s outstanding shares will be exchanged for approximately 55% of CECO common stock and 45% cash.

[1]	The stock consideration is subject to a collar such that (1) if the VWAP Price is less than or equal to $10.61, then the exchange ratio will be 0.6456 shares of CECO common stock for each share of Company common stock, and (2) if the VWAP Price is greater than or equal to $12.97, then the exchange ratio will be 0.5282 shares of CECO common stock for each share of company common stock.

3. Certain of the Company’s directors and senior executive officers may have been motivated to enter into the Proposed Transaction in order to receive benefits not shared equally with Plaintiffs and members of the Class (defined below). Under the terms of the Merger Agreement, all restricted stock units (“RSUs”) and outstanding and unvested Company options will either vest and/or be canceled or converted into the right to receive the Merger consideration. Pursuant to the Company’s Registration Statement, filed on June 9, 2015 on Form S-4 with the Securities and Exchange Commission (the “Registration Statement”), the members of the Company’s Board and other insiders, collectively own thousands of unvested and illiquid options worth in excess of $1.5 million, which they will be cashed out of if the Proposed Transaction is consummated.

4. In addition, pursuant to the February 2014 employment agreement entered into by and among the Company and Defendant Peter Burlage (“Burlage”), PMFG’s President and Chief Executive Officer (“CEO”), Burlage will receive a lump sum golden parachute payment equal to approximately $1.487 million in the event that his employment is terminated following a change in control of the company, as is contemplated by the Proposed Transaction.

The net effect of this collar mechanism is that no further increase in the exchange ratio will be made if the CECO trading price is less than $10.61, and no further decrease in the exchange ratio will be made if the CECO trading price is greater than $12.97.

5. Moreover, there is strong evidence to indicate that the Proposed Transaction was, in large part, due to the flawed and tainted influence of PMFG’s largest stockholder, Cannell Capital LLC (“Cannell”), which owned 1,284,900 shares of Company stock (approximately 6% of the outstanding Company stock).

6. Cannell had been seeking ways to extricate itself from PMFG after the announcement of financial results which it found disappointing. These same results had caused CECO to “cease further discussions of a potential transaction” in May 2014.

7. Cannell’s strong desire to liquidate its interest in PMFG led it to use its influence to push a flawed single-bidder process whereby the Company Board pushed the Proposed Transaction through despite its obvious inadequacy.

8. This flawed process started with Cannell threatening a proxy contest against the Company Board in order to obtain two Board seats for itself. The Board quickly acquiesced to Cannell’s demands and nominated Defendants Charles M. Gillman (“Gillman”) and Kenneth H. Shubin Stein (“Shubin Stein”) to the Board.

9. Cannell thereafter used these two Board seats, as well as its large share of PMFG stock, to push through the Proposed Transaction.

10. This push had an easy target, as CECO had shown interest in PMFG as early as 2011 and immediately renewed said interest after Cannell successfully carried out its coup. Shortly after this change in control, CECO submitted its initial offer for PMFG of $7.00 to $7.50 per share.

11. This initial CECO offer was the only offer the PMFG Board ever realistically considered; no attempts to create a competitive bidding process with interested third parties were made. In fact, not a single other potentially interested party was contacted to bid on the Company.

12. Additionally, the legal and financial advisors that the PMFG Board relied on to conduct due diligence on CECO and advise the Board on the Proposed Transaction were at all relevant times providing services to CECO, thus tainting any opinions furnished onto the PMFG Board with a conflict of interest.

13. Finally, the Defendants have attempted to solicit shareholder support for the Proposed Transaction through a false and materially misleading Registration Statement. The Registration Statement provides false and materially misleading statements regarding almost every facet of the Proposed Transaction, including the flawed process leading up to it, insider interests to the deal, the financial analyses performed by the Board’s financial advisors, and materials prepared by or for management related to the Proposed Transaction.

14. By failing to provide adequate and accurate disclosure of all material information related to the Proposed Transaction, the Defendants have rendered Plaintiffs and other PMFG public shareholders unable to cast a fully informed vote on the Proposed Transaction.

15. If the Proposed Transaction is approved, the Individual Defendants will have breached their fiduciary duties of loyalty and due care by, inter alia, agreeing to sell PMFG without first taking steps to ensure that Plaintiffs and other Class members (defined below), who are the minority shareholders of the Company, would obtain adequate and fair consideration under the circumstances. Moreover, as alleged further herein, CECO, Merger Sub I, and Merger Sub II aided and abetted the Individual Defendants’ breaches of fiduciary duty.

16. Accordingly, this action seeks to enjoin the Proposed Transaction and compel the Individual Defendants to properly exercise their fiduciary duties to PMFG’s shareholders.

17. Plaintiffs allege that they, along with all other public shareholders of PMFG common stock, are entitled to enjoin the Proposed Transaction or, alternatively, to recover damages in the event that the Proposed Transaction is consummated. The consideration offered to PMFG shareholders is inadequate.

THE PARTIES

18. Plaintiff Terry Brown is and has been a shareholder of PMFG during all relevant times hereto.

19. Plaintiff Georgia Brown is and has been a shareholder of PMFG during all relevant times hereto.

20. Plaintiffs are husband and wife.

21. Non-Party PMFG is incorporated in Delaware with headquarters located at 14651 North Dallas Parkway, Suite 500, Dallas, TX 75254. PMFG provides custom-engineered systems and products primarily for the natural gas infrastructure, power generation, and oil refining and petrochemical processing markets worldwide. The Company primarily serves original equipment manufacturers, engineering contractors, commercial and industrial companies, and operators of power facilities directly, as well as through independent sales representatives. The Company’s common stock is traded on the NASDAQ under the symbol “PMFG.”

22. Defendant Burlage serves as the Company’s Chairman of the Board, President, and CEO. Pursuant to Burlage’s employment agreement with PMFG, Burlage will receive a lump sum golden parachute payment equal to approximately $1.487 million in the event that his employment is terminated following a change in control of the company, as is contemplated by the Proposed Transaction.

23. Defendant Gillman has served as a director of PMFG at all relevant times. Defendant Gillman was nominated to the Board by Cannell.

24. Defendant Kenneth R. Hanks (“Hanks”) has served as a director of PMFG at all relevant times. Defendant Hanks serves as the Chairman of the Board’s Audit Committee and as a member of the Compensation Committee and Nominating and Corporate Governance Committee.

25. Defendant Robert McCashin (“McCashin”) has served as a director of PMFG at all relevant times. Defendant McCashin serves as the Chairman of the Board’s Nominating and Corporate Governance Committee and a member of the Board’s Audit Committee.

26. Defendant R. Clayton Mulford (“Mulford”) has served as a director of PMFG at all relevant times. Defendant Mulford serves as the Chairman of the Board’s Compensation Committee and as a member of Board’s Audit Committee and Nominating and Corporate Governance Committee.

27. Defendant Shubin Stein has served as a director of PMFG at all relevant times. Defendant Shubin Stein was nominated to the Board by Cannell.

28. Defendant Howard G. Westerman, Jr. (“Westerman”) has served as a director of PMFG at all relevant times. Defendant Westerman serves as a member of the Board’s Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee.

29. The Individual Defendants in paragraphs 22-28 are, and at all times relevant hereto have been, directors of PMFG.

30. The Individual Defendants owe fiduciary duties including good faith, loyalty, due care, and candor to PMFG’s shareholders.

31. The Individual Defendants, by reason of their corporate directorships and/or executive positions, are fiduciaries to and for the Company’s stockholders, which fiduciary relationship required them to exercise their best judgment, and to act in a prudent manner and in the best interests of the Company’s stockholders.

32. Each Individual Defendant herein is sued individually, as a conspirator and aider and abettor, as well as in their capacity as an officer and/or director of the Company, and the liability of each arises from the fact that he has engaged in all or part of the unlawful acts, plans, schemes, or transactions complained of herein.

33. Defendant CECO (Nasdaq: CECE) is a leading global environmental, energy, and fluid handling technology company with its principal place of business located at 4625 Red Bank Road, Suite 200, Cincinnati, Ohio 45227. CECO is an environmental technology company that services the air pollution control, fluid handling, product recovery, and filtration segments of the global market.

34. Defendant Merger Sub I is a Delaware corporation and a subsidiary of CECO.

35. Defendant Merger Sub II is a Delaware limited liability company and a subsidiary of CECO.

SUBSTANTIVE ALLEGATIONS

PMFG Background

36. PMFG is a leading provider of custom-engineered systems and products designed to help ensure that the delivery of energy is safe, efficient, and clean. PMFG primarily serves the markets for power generation natural gas infrastructure, and petrochemical processing.

37. In the year 2014, PMFG announced that it had been awarded no fewer than 6 new contracts with a combined value of $45,500,000. Defendant Burlage, PMFG’s CEO, stated:

As we outlined in our recent conference calls, we expect the power generation, natural gas value chain and the refinery markets to be key drivers for our company. These wins are certainly representative of the opportunities within these markets and I expect they will continue to play a significant role for us in fiscal 2014 and beyond.

38. Also in 2014, the Company acquired Combustion Components Associates, Inc. (“CCA”), a leading provider of in-furnace and post-combustion control technologies. Commenting on the transaction, Defendant Burlage stated:

With the expertise of CCA Combustion Systems, we have significantly expanded our combustion and air-pollution control capabilities and now have a more comprehensive solution for our customers around the world. CCA Combustion Systems can optimize the performance of the combustion process and further reduce emissions through SNCR or SCR to achieve an optimal solution. Our pipeline of opportunities for this type of work remains strong. We expect growth will be driven by new and more stringent environmental regulations, which are leading industrial and small utility-boiler owners and operators to evaluate an array of alternative fuel choices as they attempt to comply. Our broader portfolio of products also will help to leverage growth in developing economies as they are faced with air-pollution challenges and where our SNCR technology will be a key solution.

39. According to Defendant Burlage, the CCA acquisition was made with an eye towards improving upon PMFG’s growth potential:

As we have stated previously, select acquisitions are an integral part of our growth strategy and we are continually evaluating opportunities. CCA is solid step for our Company as we build an even stronger business for shareholders on the strength of our industry leading technology in Environmental Systems and Process Products for use in key growth markets such as power generation, the petrochemical and refining industries and the natural gas value chain.

40. Continuing to build upon the momentum established by the Company’s success of acquiring new contracts in 2014, in the first four months of 2015, PMFG has already announced two new contract awards worth $7,500,000.

41. PMFG also has demonstrated stellar financial and operating results over the past year. For example, in the Company’s first quarter 2015 financial results press release, issued on November 6, 2014, PMFG reported revenue of $45.3 million, a 56% increase over the first quarter of 2014. Gross profit also increased 53% to nearly $15 million. Defendant Burlage stated, “We are pleased with our start to fiscal 2015 as we are realizing the benefits of the efficiency and manufacturing improvements implemented earlier this year. Our team continues to work hard and we remain focused on driving profitable growth for our stockholders and achieving our long-term objectives.”

42. Additional highlights in the first quarter 2015 financials included higher activity in China, the Middle East, and North Africa, leading to stronger revenue in the Company’s Process Products segment.

43. Commenting in the press release on the future, Defendant Burlage stated that he was “encouraged by the strong backlog we were able to maintain in the first quarter,” and was “encouraged by the progress we are making internally and believe we remain very well positioned to leverage the global growth trends in power generation and the natural gas value chain in fiscal 2015 and beyond.”

44. On February 5, 2015, the Company reported second quarter financial results which saw revenue and gross profit increase 38% and 57%, respectively. Defendant Burlage stated:

We are pleased with our overall fiscal second quarter results as we continue to demonstrate significant year-over-year revenue growth. We have also had good success in many areas of our manufacturing operations in implementing process improvement and waste elimination initiatives, the work, however, is not completed just yet. We are intensely focused on improving our productivity and lowering our operating expenses and are currently reviewing every option available to us and I have challenged everyone in our organization to make this a paramount focus.

45. Despite a period in time of higher volatility related to commodity prices, particularly with respect to oil and gas, Defendant Burlage was defiantly undeterred in commenting on PMFG’s future outlook:

Based on our current level of backlog and initial customer responses to the oil price decline, we are expecting only a small impact on our financial results in fiscal 2015. To the extent oil prices remain at current levels resulting in delays in capital spending, there could be a larger impact on our fiscal 2016 results, but that is very hard to determine at this time. We are watching the markets very closely and will respond accordingly. Despite higher volatility related to swings in commodity prices, we continue to believe we have a tremendous growth opportunity in front of us. Key markets including power generation, the natural gas value chain and the petrochemical and chemical complex all benefit from long-term growth trends and our technology and solution play a critical role in those markets. Our team remains focused on driving profitable growth and creating value for our shareholders and employees in fiscal year 2015 and beyond.

46. For a third consecutive quarter to kick off the year 2015, PMFG reported an increase in revenue and gross profit. The Company’s third quarter 2015 financial results press release on May 7, 2015 reported a 7.7% increase in third quarter revenue, and a 6.7% increase in third quarter gross profit. Defendant Burlage stated, “I remain enthusiastic about our prospects both for revenue growth and improved operating efficiencies.”

47. In addition to these promising financial results, PMFG issued a press release on June 2, 2015 announcing that it had been awarded two contracts for certain of its environmental systems equipment, totaling #4.3 million. The press release stated, in pertinent part, “the Company expected to recognize revenue from this project over the balance of fiscal year 2014 and through the first half of fiscal year 2016.”

48. The Proposed Transaction, and the valuation contained therein, do not factor in these contracts. If consummated, it would deprive Plaintiffs and other members of the Class from reaping the rewards of these contracts.

The Flawed Process

49. The Proposed Transaction is the result of a flawed, single-bidder process during which not even one other potential acquirer was contacted by the Board prior to entering into the Merger Agreement with CECO. As the Registration Statement shows, this process completely failed in creating a valid and open auction process, instead creating a process impeded and constrained by the Company insiders whose goal was to maximize their own value in the Company while disregarding the rights of Plaintiffs and other PMFG public shareholders.

50. As previously stated, CECO had long held PMFG as a potential target for acquisition, monitoring the Company’s performance as far back as 2011 while waiting for an opportunity to make a bid.

51. In 2013, CECO saw an opportunity for such a bid, and CECO CEO Jeffrey Lang (“Lang”) spoke with Defendant Burlage in private to discuss various business opportunities. This meeting eventually led to the signing of a mutual confidentiality and non-disclosure agreement between CECO and PMFG on November 6, 2013.

52. In February 2014, some months after the flawed process was initiated, Lang, along with CECO Chairman of the Board Jason DeZwirek (“DeZwirek”), gave to PMFG a proposed plan of acquisition of the Company by CECO for $9.00 per share.

53. To evaluate this offer PMFG consulted and ultimately retained legal firm Jones Day. This was done despite the public evidence available to the PMFG Board which showed that, concurrent to their advisement to PMFG, Jones Day was also representing CECO in other matters, and that Jones Day had been identified as CECO’s sole counsel in its last two annual reports to stockholders.

54. Despite the Board’s insistence to the public that PMFG was not for sale, it continued to negotiate a sale with CECO. The Board rejected the initial CECO offering, which led to a second offering, also for $9.00 per share in cash and stock on March 25, 2014. This offer was again presented to PMFG’s advisors, all while stating to the public that the Company was still not for sale.

55. On April 3, 2014 the PMFG Board retained Stifel, Nicolaus & Company, Inc. (“Stifel Nicolaus”) as a financial advisor solely in connection with potential acquisition by CECO offered on March 25, 2014. This mandate was changed only on July 3, 2014, some weeks after the May 8, 2014 revocation of the March 25, 2014 offer by CECO. Despite Stifel Nicolaus’ entry into PMFG’s service explicitly as a financial advisor to a potential acquisition, PMFG continued to state it was not for sale. Additionally, the Registration Statement is silent on what activity Stifel Nicolaus took in service for PMFG between July and December 2014.

56. Also during this period Cannell and its affiliates had disclosed their approximate 6% interest in the Company and threatened a proxy challenge, in response to which the PMFG Board quickly expanded the Board from six to seven members, and appointed Defendants Gillman and Shubin Stein (both nominated by Cannell). Again, the Registration Statement is silent on this matter.

57. On January 7, 20115, one month after Cannell had successfully placed two directors of its choosing on the PMFG Board, CECO submitted an oral indication of interest to acquire the Company for $7.00-$7.50 per share, which was later confirmed to be an offer for $7.00 per outstanding share – comprised of 60% cash and 40% in CECO stock. Again, PMFG used Stifel Nicolaus to analyze this proposal.

58. On February 3, 2015, CECO updated its proposal, offering $7.35 per PFMG share, subject to a 45-day exclusivity period to negotiate. The Registration Statement’s silence on this exclusivity period is troubling, especially as PMFG continued to assert that it was not for sale, and had made no other efforts to contact any other bidders.

59. In late February 2015, the PMFG Board engaged Ernst & Young LLP (“Ernst & Young”) to perform accounting and financial due diligence on CECO in connection with the proposed acquisition. This was despite the fact that CECO was using Ernst & Young to perform due diligence on PMFG in connection with the same Proposed Transaction. The fact that both companies, for the same transaction, used the same firm to conduct due diligence on each other, is clearly a conflict of interest.

60. Negotiations between CECO and PMFG continued for three months, extending the exclusivity period the entire time, and thus ensuring that PMFG could not contact any third parties interested in it, even if the Board had wanted to. During this time CECO lowered its offer price on April 21, 2015 to $6.25 and then increased it to $6.85 on April 25, 2015.

61. At the conclusion of the negotiations, the final CECO offer of $6.85 per share in cash and stock was accepted by the PMFG Board on May 3, 2015.

The Proposed Transaction

62. On May 4, 2015, PMFG announced the Proposed Transaction. The press release states in relevant part as follows:

Cincinnati, OH; Dallas, TX, May 4, 2015 — CECO Environmental Corp. (“CECO”) (NasdaqGM: CECE) and PMFG, Inc. (“PMFG”) (NasdaqGM: PMFG), today jointly announced that the companies have entered into a definitive merger agreement in which CECO will acquire PMFG. CECO is a leading global environmental, energy and fluid handling technology company. PMFG is a global provider of engineered equipment for the abatement of air pollution, the separation and filtration of contaminants from gases and liquids, and industrial noise control equipment. The transaction is expected to close in the third quarter of 2015. CECO expects the transaction to be accretive in 2016.

Pursuant to the merger agreement, CECO will acquire all of the outstanding shares of PMFG common stock for cash and stock valued at $6.85 per share (approximately $150 million equity value or $130 million enterprise value), representing a 48% premium to PMFG’s closing share price on May 1, 2015. PMFG’s shareholders may elect to exchange each share of PMFG common stock for either $6.85 in cash or shares of CECO common stock having an equivalent value based on the volume weighted average trading price of CECO common stock for the 15-trading day period ending on the trading day immediately preceding the closing of the merger, subject to a collar. Elections are subject to proration such that PMFG‘s outstanding shares will be exchanged for approximately 55% of CECO common stock and 45% cash.

The completion of the merger is subject to customary closing conditions including the approval of the stockholders of both CECO and PMFG and antitrust approval. CECO has received a financing commitment from Bank of America Merrill Lynch, as Lead Arranger and Administrative Agent, to increase and amend its existing senior credit facility in connection with the merger. The board of directors of each of CECO and PMFG has unanimously approved the transaction. CECO stockholders who combined own approximately 15% of the voting power of CECO have signed voting agreements and irrevocable proxies to vote in favor of the transaction.

Transaction Benefits

CECO and PMFG’s products and end markets are highly complementary and when combined will represent one of the most comprehensive product portfolios in the industry with approximately $500 million in environmental, energy and fluid handling-related revenue. Some key highlights of the combination include the following:

• Enables CECO to leverage both companies’ blue-chip technology portfolios and highly respected brand-name products (80 years on average) across a variety of applications. The combination of these portfolios will allow the combined company to provide a more comprehensive customer solution from a single source provider.

• The combination of both silencer technology brands (Burgess Manning at PMFG and Aarding at CECO) will create a leading global manufacturer within the noise reduction and abatement market segment with expanded product alternatives and increased opportunities for the reduction of sourcing costs.

• PMFG brings one of the leading Selective Catalytic Reduction (SCR) and Selective Non-Catalytic Reduction (SNCR) technologies to the portfolio, which are critical to the control of emissions in both utility and industrial power generation facilities. The addition of PMFG’s SCR and SNCR technologies to CECO’s product portfolio is key to its goal of becoming a complete solutions provider to its customers in the power generation and industrial end markets as well as expanding its presence along the energy value chain.

• PMFG’s recently acquired CCA Combustion Systems represents another significant addition to CECO’s air pollution control business providing critical combustion control technologies used to reduce air pollutants at the point of combustion for a variety of facilities including utility power plants, paper & pulp mills, chemical plants, oil refineries and ethanol plants. Accordingly, CCA is an ideal technology to integrate within the OneCECO sales initiative.

• Enhanced selling opportunities through each company’s respective sales channels and cross-selling products to customers across all industries and geographies. Examples include the ability to sell PMFG’s environmental products and services through CECO’s robust sales network in China and increasing CECO’s European sales through PMFG’s well-established sales channels in Europe and the Middle East.

• The combination will further broaden CECO’s client base for after-market sales and recurring revenue as a larger installed base can be targeted. CECO has made significant investments in building a sales organization focused on targeting key purchasing decision makers at the customer level including facility operators and procurement teams, which are critical relationships to secure after-market orders. The addition of PMFG gives CECO a combined installed base of $5 billion, which significantly expands the opportunity to drive recurring revenue across the company.

Cost Reductions and Operating Synergies

The larger scale and scope of the business will generate numerous opportunities to improve the combined company’s overall cost structure and create operating efficiencies. This combination is expected to generate improved margins by leveraging PMFG’s impressive gross margins, while implementing CECO’s Operational Excellence program. CECO will focus the initial integration efforts on the following areas:

• Reducing the overlap of the combined company’s global footprint by integrating their respective global supply chains, as well as increasing the operational efficiencies of the combined organization’s manufacturing facilities by leveraging CECO’s asset-light strategy.

• Improving the efficiency of operating expenditures by consolidating service relationships, eliminating redundant activities and facilities, and driving out costs that are not tightly aligned with CECO’s global growth strategy.

• Combining best-in-class practices and implementing CECO’s focus on SG&A efficiencies.

In the aggregate, cost savings are estimated to be approximately $15 million and are expected to be realized over 24 months following the close of the transaction. These cost savings will be implemented while CECO maintains a critical focus on strengthening customer and supplier relationships, maintaining quality control and ensuring employee retention.

Jeff Lang, Chief Executive Officer of CECO stated, “This is a major step in the evolution of CECO and we are very excited to bring PMFG into the CECO family. PMFG’s product portfolio is highly complementary to our existing businesses, while enabling us to expand into a number of new applications and growth markets. Not only do we see compelling potential growth opportunities, but believe by combining PMFG’s operations into our own, there are significant opportunities for cost reductions that will expand margins and drive returns for our shareholders. In regard to our balance sheet, CECO has a solid history of generating strong free cash flow, which we will use to quickly drive our debt coverage ratio back towards our target of 2.0 times.”

Mr. Lang continued, “I would like to thank the PMFG team for their significant work and effort on this endeavor. PMFG has a world class operation with strong talent throughout the organization. We are looking forward to their contributions at CECO. Our organizations have a shared vision of global growth, margin expansion and generating long-term value for our shareholders.”

Peter J. Burlage, Chairman and Chief Executive Officer of PMFG commented, “We are excited to be joining forces with CECO and believe the scale and synergies generated by this combination are superior to what could be captured by either organization independently. Furthermore, the structure enables our shareholders to participate in the upside opportunity. The PMFG team is looking forward to working with the CECO team to drive this transaction forward to the benefit of our customers, shareholders and employees.”

Jason DeZwirek, CECO’s Chairman stated, “We have admired PMFG’s product portfolio and gross margins for a number of years and spent considerable time analyzing a potential combination. We believe there are significant strategic and financial benefits to the transaction. This is a unique situation and there are very few opportunities to find companies with such a complementary mix of technologies, customers and geographies. We expect the combined business will be a market leader across numerous categories with nearly half a billion dollars in sales and will have a unique global presence to better serve our customers and drive shareholder value.”

Jefferies LLC is serving as financial advisor to CECO while Stifel, Nicolaus & Company is serving as financial advisor to PMFG. Squire Patton Boggs (US) LLP is serving as legal counsel to CECO and Jones Day is serving as legal counsel to PMFG. In support of this transaction, Bank of America Merrill Lynch, as Lead Arranger and Administrative Agent, has provided a financing commitment for a $25 million increase and amendment to CECO’s existing $195 million Senior Credit Facility.

The Inadequate Merger Consideration

63. Historical trading prices, the Company’s strong financial performance and potential for continued growth, together with its synergistic value to CECO, establish the inadequacy of the Merger consideration.

64. Pursuant to the terms of the Merger Agreement, the Proposed Transaction values shares of PMFG at $6.85 per share. Significantly, shares of PMFG traded as high as $9.13/share as recently as December 30, 2013. In addition, at least one Yahoo! Finance analyst has placed a $9.50 price target on PMFG shares.

65. Moreover, as discussed herein, PMFG is coming off a year in which it reported revenue and gross profit growth in every fiscal quarter. Per Defendant Burlage, fueled by the Company’s strategic acquisition of CCA, international growth opportunities – particularly China – and in the face of extreme volatility in the commodities markets, PMFG is nonetheless “enthusiastic about [its] prospects both for revenue growth and improved operating efficiencies.”

66. The Proposed Transaction has enormous synergistic value to CECO that is not captured by the Merger consideration. The numerous synergies CECO will realize as a result of the Merger are discussed in greater depth and detail in the Merger press release above. In the aggregate, cost savings are estimated to be approximately $15 million and are expected to be realized over 24 months following the close of the transaction. Lang, CEO of CECO, stated:

This is a major step in the evolution of CECO and we are very excited to bring PMFG into the CECO family. PMFG’s product portfolio is highly complementary to our existing businesses, while enabling us to expand into a number of new applications and growth markets. Not only do we see compelling potential growth opportunities, but believe by combining PMFG’s operations into our own, there are significant opportunities for cost reductions that will expand margins and drive returns for our shareholders.

67. Accordingly, the Proposed Transaction will allow CECO to purchase PMFG at an unfairly low price while availing itself of PMFG’s significant value and upside or long-term potential.

Potential Conflicts of Interest

68. In February of 2014, the Company amended Defendant Burlage’s employment agreement to include a change in control provision. Pursuant to the February 2014 employment agreement entered into by and among the Company and Defendant Burlage, he will receive a lump sum golden parachute payment equal to approximately $1.487 million in the event that his employment is terminated following a change in control of the company, as is contemplated by the Proposed Transaction.

69. In addition, pursuant to the Merger Agreement, at the Effective Time of the Merger, each outstanding and unvested Company option and/or RSU will automatically vest and/or be converted into the right to receive the Merger consideration. According to the Registration Statement, the Individual Defendants and other Company insiders hold unvested Company options and/or RSUs worth in excess of $1.5 million. If the Proposed Transaction is consummated, the Individual Defendants will receive immediate lump sum cash payments in exchange for their (collective) thousands of currently illiquid PMFG options.

70. Finally, the Proposed Transaction is the final act in a series of efforts carried out by company insiders, in particular Cannell, to ensure that the said insiders are able to cash out of the Company at the expense of Plaintiffs and other members of the Class.

71. The flawed process leading to the Proposed Transaction began in May 2014, when Cannell initiated its plans to gain two Board seats and increased its stake in the PMFG to more than 5%.

72. By threatening a proxy challenge, the PMFG Board quietly acquiesced to Cannell’s demands to expand the Board from six to seven members, and appointed two additional members (Defendants Gillman and Shubin Stein) who had been nominated by Cannell.

73. Indicative of the under the table dealings going on between the PMFG Board and Cannell, no pre-existing Board member lost their seat in this exchange, as one would expect in electing two new Board members in the normal course of business.

74. The actions of Cannell and the PMFG Board immediately before the Proposed Transaction was entered into led to a state of affairs wherein insiders, including directors and officers of the Company, collectively hold 580,000 share of PMFG common stock, valued at nearly $4 million in Merger consideration. Additionally, Cannell’s approximate 6% share of the Company is now worth $8.5 million.

75. All told Cannell and certain insiders created an environment in which the inadequate Proposed Transaction could be pushed through precisely so that they could cash out to the tune of roughly $12.5 million.

76. Based on the above, the Proposed Transaction is the product of an unfair and inadequate sales process conducted by the Board in breach of its fiduciary duties and which fails to maximizer shareholder value.

Preclusive Deal Mechanisms

77. Moreover, the Merger Agreement contains certain provisions that unfairly favor CECO by making an alternative transaction either prohibitively expensive or otherwise impossible. For example, the Merger Agreement contains a termination fee provision that requires PMFG to pay up to $5,400,000.00 to CECO if the Merger Agreement is terminated under certain circumstances.

78. The termination fee payable under this provision will make the Company that much more expensive to acquire for potential purchasers, while resulting in a corresponding decline in the amount of consideration payable to PMFG shareholders.

79. Following a brief “go-shop” period, the Merger Agreement also contains a “No Solicitation” provision that restricts PMFG from considering alternative acquisition proposals by, inter alia, constraining PMFG’s ability to solicit or communicate with potential acquirers.

80. Moreover, the Merger Agreement further reduces the possibility of a topping offer from an unsolicited purchaser. Defendants agreed to provide CECO information in order to match any other offer and ensuring that they have 24 hours to make such an offer, thus providing CECO access to the unsolicited bidder’s financial information and giving CECO the ability to top the superior offer. Thus, a rival bidder is not likely to emerge with the cards stacked so much in favor of CECO.

81. Accordingly, the Company’s true value is compromised by the consideration offered in the Proposed Transaction, and the Proposed Transaction is the product of the Board’s breaches of fiduciary duty, aided and abetted by CECO.

The False and Materially Misleading Registration Statement

82. Finally, the Company has attempted to induce shareholder support for the Proposed Transaction by filing a materially false and/or misleading Registration Statement, filed on Form S-4 on June 9, 2015 with the SEC.

83. Significantly, the Registration Statement omits or misrepresents material information necessary for Plaintiffs and other public shareholders of PMFG to make an informed decision regarding whether to vote in favor of the Proposed Transaction.

84. Specifically, the Registration Statement fails to provide, or provides materially false information to, PMFG shareholders with respect to: (a) the flawed sales process leading up to the Proposed Transaction; (b) the significant conflicts of interest that plagued the process; (c) the financial valuation analyses prepared by PMFG’s financial advisor, Stifel Nicolaus, in connection with its rendering of a fairness opinion on which the Board purportedly relied upon; and (d) the financial projections provided to, or prepared by, the management of the respective parties to the Proposed Transaction and their advisors.

85. The Registration Statement contained material misstatements and otherwise failed to disclose material information about the flawed sales process leading up to the Proposed Transaction, including:

a. The details surrounding the Board’s consideration of other potential strategic alternatives, including continuing as a stand-alone, independent company;

b. The “broader” scope of services Stifel Nicolaus’s engagement letter was amended to include in July 2014 after CECO had withdrawn from the process;

c. Further details on the internal controls reported by CECO, as well as the corrective actions taken by that company and the effect, if any, these internal control failures had on the Company’s previous financial performance and its projected performance for the future, as reported in the Registration Statement;

d. The effect of Cannell’s threat to run a slate of alternative directors on the Board’s ultimate decision to sell the Company despite the Board’s insistence that the Company was not for sale in the months prior;

e. The basis for the Board’s selection of, and the process by which the Board identified and selected the parties that were potentially interested in pursuing a transaction with the Company; and

f. Whether interested parties were required to execute confidentiality and/or standstill agreements that prevented them from submitting unsolicited offers for the Company, and the terms of such agreements.

86. The Registration Statement also contains material misstatements and otherwise failed to disclose material information about the conflicts of interest that plagued the process, including:

a. The basis for the Board’s selection of, the process by which the Board selected and retained Jones Day as its legal advisor on the Proposed Transaction;

b. The details surrounding Jones Day’s engagement or retention by CECO and any of its affiliates, in any capacity, and any fee or payment generated therefrom;

c. The details concerning any promise, or offer of ongoing employment opportunities or positions in the newly acquired company, by CECO or any other potential acquirer, to the Board or management of PMFG, and any compensation they will receive in connection with such opportunities or positions;

d. The basis for the Board’s selection of, and the process by which the Board selected and retained Ernst & Young as its due diligence advisor on the Proposed Acquisition;

e. The details surrounding Ernst & Young’s engagement or retention by CECO or any of its affiliates, in connection with the Proposed Transaction, or any other capacity, and any fee or payment generated therefrom;

f. The basis for the Board’s selection of, and the process by which the Board selected and retained Stifel Nicolaus as its financial advisor on the Proposed Transaction;

g. The details surrounding Stifel Nicolaus’ engagement or retention by CECO and any of its affiliates, and any fee or payment generated therefrom;

h. The details surrounding the Board’s decision to pay Stifel Nicolaus a contingency fee and the reason(s) behind the fee structure; and

i. The content, timing, and individuals involved in discussions or communications with Cannell or any of its representatives in 2014 and 2015 that led to or followed the appointment of Defendants Shubin-Stein and Gillman to PMFG’s Board.

87. The Registration Statement also omitted material information regarding the financial valuation analyses prepared by PMFG’s financial advisor Stifel Nicolaus in connection with its rendering of a fairness opinion on which the Board purportedly relied upon, including:

a. With respect to Stifel Nicolaus’ Selected Precedent Transactions Analysis for PMFG, Defendants failed to disclose:

i. The criteria Stifel Nicolaus used to identify the ten selected transactions as being relevant for comparative purposes;

ii. The EV/NTM BITDA multiples for each of the selected precedent transactions analyzed by Stifel Nicolaus;

iii. Whether any other multiples were observed for the selected transactions; and

iv. The adjusted PMFG management forecasts for NTM EBITDA used by Stifel Nicolaus in its analysis.

b. With respect to Stifel Nicolaus’ Selected Comparable Companies Analysis for PMFG, Defendants failed to disclose:

i. The EV/LTM EBITDA multiples for each selected public companies analyzed;

ii. The EV/2015E EBITDA multiples for each selected public companies analyzed;

iii. The EV/2016E EBITDA multiples for each selected public companies analyzed;

iv. The objective selection criteria for each of the selected companies;

v. How Stifel Nicolaus treated stock-based compensation expense (i.e., as a cash or non-cash expense) in its analysis;

vi. Whether Stifel Nicolaus performed any type of benchmarking analysis for PMFG in relation to each of the selected companies analyzed; and

vii. Whether Stifel Nicolaus applied any transaction premium to its indications of value to arrive at the control level of value for the analysis.

c. With respect to Stifel Nicolaus’ Discounted Cash Flow Analysis for PMFG, Defendants failed to disclose:

i. The specific definition of “unlevered free cash flow” used by Stifel Nicolaus in its calculations of cash flow;

ii. The quantity and source of Stifel Nicolaus’s weighted average cost of capital (“WACC”) assumptions;

iii. The individual inputs and assumptions utilized by Stifel Nicolaus to derive the discount range of 16.2% - 18.2% used in its analysis; and

iv. How Stifel Nicolaus treated stock-based compensation expense (i.e., as a cash or non-cash expense) in its analysis.

d. With respect to Stifel Nicolaus’ Selected Comparable Companies Analysis for CECO, Defendants failed to disclose:

i. The EV/LTM EBITDA multiples for each selected public companies analyzed;

ii. The EV/2015E EBITDA multiples for each selected public companies analyzed;

iii. The EV/2016E EBITDA multiples for each selected public companies analyzed; and

iv. Whether Stifel Nicolaus performed any type of benchmarking analysis for CECO in relation to each of the selected companies analyzed.

e. With respect to Stifel Nicolaus’ Discounted Cash Flow Analysis for CECO, Defendants failed to disclose:

i. The specific definition of “unlevered free cash flow” used by Stifel Nicolaus in its calculations of cash flow;

ii. The quantity and source of Stifel Nicolaus’s WACC assumptions (particularly as the discount rates applied to CECO are much lower than those selected for PMFG);

iii. The individual inputs and assumptions utilized by Stifel Nicolaus to derive the discount range of 12.1%—14.1% used in its analysis; and

iv. How Stifel Nicolaus treated stock-based compensation expense (i.e., as a cash or non-cash expense) in its analysis.

88. The Registration Statement further fails to disclose the specific amount of fees Stifel Nicolaus will receive upon the consummation of the Proposed Transaction.

89. The Registration Statement failed to provide, or provided materially misleading financial projections provided to, or prepared by, the management of the respective parties to the Proposed Transaction and their advisors, including:

a. With respect to the Initial PMFG Management Case and the Updated PMFG Management Case included in the Registration Statement, both fail to disclose:

i. The unlevered free cash flows;

ii. A reconciliation of GAAP net income to non-GAAP unlevered free cash flows and non-GAAP EBITDA;

iii. Stock based compensation, as used to calculate adjusted EBITDA; and

iv. The quantity of PMFG’s net operating loss balance and utilization.

b. With respect to the Summary of Certain Financial Projections Prepared by CECO and Provided to PMFG, the Registration Statement fails to indicate:

i. On which date CECO management created its financial projections; and

ii. On which date CECO management provided these financial projections to PMFG.

c. With respect to the financial projections generated by PMFG management and relied upon by Stifel Nicolaus for the purpose of its analyses, Defendants failed to disclose the following for fiscal years 2015-2019:

i. Taxes (or tax rate);

ii. Capital expenditures;

iii. Changes in net working capital

iv. Stock-based compensation expense;

v. Any other adjustments to unlevered free cash flow; and

vi. Unlevered free cash flow.

d. Finally, the Registration Statement fails to disclose the revised pro forma financial projections for fiscal years 2015 and 2016 that PMFG provided to CECO on April 16, 2015 and/or April 20, 2015 that precipitated CECO’s April 21, 2015 decision to abandon its $7.35 per share offer for the Company. The

Registration Statement does provide the Initial PMFG Management Case (purportedly provided to CECO on March 15, 2015) and the Updated PMFG Management Case (purportedly provided to CECO on April 29, 2015) but the conspicuous absence of the projections that led CECO to dramatically lower its offer price to $6.25 per share on April 21, 2015, only then to increase its offer to $6.85 per share on April 25, 2015 without the benefit of any new or updated projections of PMG’s performance, is a material omission that shareholders require to properly analyze the fairness of CECO’s valuation of the Company and the efforts by the Board to solicit a maximized bid.

90. The information most important to public shareholders in an acquisition is that underlying or supporting the valuation given to their shares by the potential acquirer. Shareholders are entitled to this information, and must use it as a foundation for an informed decision on whether to cast a vote for the Proposed Transaction. By providing false or materially misleading information, or omitting such information entirely, the Defendants here have hamstrung the Plaintiffs and other public shareholders of PMFG from exercising their rights as shareholders, and potentially forcing them to choose for a merger which will rob them of the value of their investment. In doing so the Defendants have breached their fiduciary duties owed to the Plaintiffs and other public shareholders of the Company.

THE INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

91. In any situation where the directors of a publicly traded corporation undertake a transaction that will result in either a change in corporate control or a break-up of the corporation’s assets, the directors have an affirmative fiduciary obligation to act in the best interests of the company’s shareholders, including the duty to obtain maximum value under the circumstances. To diligently comply with these duties, the directors may not take any action that:

a. adversely affects the value provided to the corporation’s shareholders;

b. will discourage or inhibit alternative offers to purchase control of the corporation or its assets;

c. contractually prohibits them from complying with their fiduciary duties; and/or

d. will provide the directors, executives or other insiders with preferential treatment at the expense of, or separate from, the public shareholders, and place their own pecuniary interests above those of the interests of the company and its shareholders.

92. In accordance with their duties of loyalty and good faith, the Individual Defendants, as directors and/or officers of PMFG, are obligated to refrain from;

a. participating in any transaction where the directors’ or officers’ loyalties are divided;

b. participating in any transaction where the directors or officers are entitled to receive a personal financial benefit not equally shared by the public shareholders of the corporation; and/or

c. unjustly enriching themselves at the expense or to the detriment of the public shareholders.

93. Plaintiffs allege herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction, violated, and are violating, the fiduciary duties they owe to Plaintiffs and the other public shareholders of PMFG, including their duties of loyalty, good faith, candor, and due care. As a result, Plaintiffs and other Class members will not receive adequate or fair value for their PMFG common stock in the Proposed Transaction.

CLASS ACTION ALLEGATIONS

94. Plaintiffs bring this action individually and as a class action on behalf of all holders of PMFG common stock who are being and will be harmed by the Defendants’ actions, described herein (the “Class”). Excluded from the Class are Defendants and any person, firm, trust, corporation or other entity related to or affiliated with any Defendant.

95. This action is properly maintainable as a class action because, inter alia:

a. The Class is so numerous that joinder of all members is impracticable. PMFG’s stock is publicly traded on the NasdaqGS and there are hundreds of thousands of outstanding shares. Plaintiffs believe that there are hundreds if not thousands of holders of such shares. Moreover, the holders of these shares are geographically dispersed throughout the United States;

b. There are questions of law and fact which are common to the Class including, inter alia: (i) whether the Individual Defendants have breached their fiduciary duties to plaintiffs and the Class by agreeing to an acquisition transaction at a price that is inadequate and is not the fair value that could be obtained under the circumstances; (ii) whether CECO, Merger Sub I, and Merger Sub II aided and abetted the Individual Defendants’ breaches of fiduciary duty; and (iii) whether the Class is entitled to injunctive relief and/or damages as a result of the wrongful conduct committed by Defendants;

c. Plaintiffs are committed to prosecuting this action and have retained competent counsel experienced in litigation of this nature. The claims of Plaintiffs are typical of the claims of the other members of the Class and Plaintiffs have the same interests as the other members of the Class. Accordingly, Plaintiffs are adequate representatives of the Class and will fairly and adequately protect the interests of the Class;

d. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for Defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests; and

e. Defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class as a whole is appropriate.

FIRST COUNT

Breach of Fiduciary Duty against the Individual Defendants

96. Plaintiffs incorporate each and every allegation set forth above as if fully set forth herein.

97. As alleged herein, Defendants have initiated a process to sell PMFG in a transaction that undervalues the Company. The Individual Defendants are privy to non-public information concerning the Company that the public shareholders are not; thus, there exists a fiduciary duty to protect these shareholders. Defendants have failed to sufficiently inform themselves of PMFG’s value, or have disregarded the true value of the Company. Furthermore, the Individual Defendants have agreed to onerous deal protection devices that discourage any alternate acquirer from coming forward in the face of the knowledge that CECO can block the purchase.

98. As such, unless the Individual Defendants’ conduct is enjoined by the Court, they will continue to breach their fiduciary duties to Plaintiffs and the other members of the Class, and will further a process that inhibits the maximization of shareholder value and the disclosure of material information.

99. Plaintiffs and the members of the Class have no adequate remedy at law.

SECOND COUNT

Aiding and Abetting the Board’s Breaches of Fiduciary Duty

Against CECO, Merger Sub I, and Merger Sub II

100. Plaintiffs incorporate each and every allegation set forth above as if fully set forth herein.

101. Merger Sub I, Merger Sub II, and CECO knowingly assisted the Individual Defendants’ breaches of fiduciary duty in connection with the Proposed Transaction, which, without such aid, would not have occurred. In connection with discussions regarding the Proposed Transaction, Merger Sub I, Merger Sub II, and CECO secured certain deal protection provisions which unfairly inhibit the advancement of alternative proposals. In addition, Merger Sub I, Merger Sub II, and CECO obtained sensitive non-public information concerning PMFG’s operations and thus had the advantage to acquire the Company at a price that is unfair to Plaintiffs and the Class.

102. As a result of this conduct, Plaintiffs and the other members of the Class have been and will be damaged in that they have been and will be prevented from obtaining a fair price for their shares.

103. Plaintiffs and the members of the Class have no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, Plaintiffs demand injunctive relief, in their favor and in favor of the Class, and against the Defendants, as follows:

A. Declaring that this action is properly maintainable as a class action, certifying Plaintiffs as Class representatives, and certifying their counsel as Class counsel;

B. Preliminarily and permanently enjoining Defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Transaction on the terms presently contemplated;

C. To the extent the Proposed Transaction is consummated before entry of this Court’s judgment, rescinding it and setting it aside or awarding rescissory damages;

D. Awarding Plaintiffs the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees and expenses; and

E. Granting such other and further relief as this Court may deem just and proper.

Dated: July 17, 2015		RIGRODSKY & LONG, P.A.

	By:	/s/ Brian D. Long
Seth D. Rigrodsky (#3147)
Brian D. Long (#4347)
Gina M. Serra (#5387)
Jeremy J. Riley (#5791)
2 Righter Parkway, Suite 120
Wilmington, DE 19803
(302) 295-5310

Attorneys for Plaintiffs
OF COUNSEL: BRODSKY & SMITH, LLC Evan J. Smith Marc L. Ackerman Two Bala Plaza, Suite 510 Bala Cynwyd, PA 19004 (610) 667-6200

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